

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Gabriel Blasi
Chief Financial Officer
Alto Palermo S.A.
Moreno 877, 22nd Floor
Buenos Aires, Argentina

Re: Alto Palermo S.A
Form 20-F for Fiscal Year Ended
June 30, 2009
Filed December 30, 2009
File No. 000-30982

Dear Mr. Blasi:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jessica Barberich
Assistant Chief Accountant